UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 11, 2025

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Blackwell House

Guildhall Yard

London EC2V 5AE

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

LONDON, April 11, 2025 – VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) announced that its subsidiary, Tembo e-LV (“Tembo”), has signed a Definitive Distribution Agreement (“Agreement”) worth up to an estimated US$85 million with leading Saudi Arabian energy and environmental solutions provider Green Watt to sell and distribute 1,600 Tembo electric utility vehicle (EUV) units across the Kingdom of Saudi Arabia over the next five years.

Green Watt is a KSA-based company established in 2016 and specializes in the areas of renewable energy, energy conservation, and environmental sustainability. With strong emphasis on environmental protection, quality and transparency, Green Watt assists its clients to achieve their financial and environmental objectives. By implementing energy conservation measures (ECMs), Green Watt ensures reduced power consumption, reduced cost and carbon footprint. In addition to that, Green Watt provides solutions ranging from stand-alone PV systems to complex hybrid applications. Customers of Green Watt include Aramco, Halliburton, the Saudi Electric Company, Honeywell, Baker Hughes, JAL International, and Al Mansoori, among others.

The strategic distribution agreement between VivoPower and Green Watt reflects both companies’ shared commitment to advancing sustainable energy solutions in the Kingdom of Saudi Arabia.

Saudi Arabia presents an opportunity for corporate partnerships in sustainable energy solutions, driven by strong government support and ambitious carbon reduction targets aligned with global sustainability goals. The widespread use of ruggedized utility vehicles, such as the Land Cruiser 70 series, by law enforcement and government agencies, as well as the mining, oil and gas and other industrial sectors means there is a significant addressable market for electrification.

With numerous agencies and corporates operating under vehicle lease structures, converting used Land Cruisers to electric and re-leasing them offers a practical, cost-effective pathway to electrification. This model not only lowers operational costs but also supports the KSA’s transition to a greener economy.

Nazir Muhammad, CEO of Green Watt, said: “At Green Watt, we believe in electrifying the future of mobility, not just in words but in action. Our partnership with Tembo marks a decisive step towards cleaner, smarter transportation solutions across emerging markets. Together, we’re not only reducing emissions but also empowering communities with sustainable technologies that work for people and the planet.”

Matthew Nestor, Director, Head of Global Partnerships at VivoPower, said: “This partnership with Green Watt is a strategic milestone in our mission to deliver turnkey sustainable energy solutions to the Kingdom of Saudi Arabia. Nazir and the Green Watt team share our commitment to decarbonizing transport in a commercially viable and socially impactful way. By joining forces, we’re accelerating the deployment of Tembo’s electrification technology in a country committed to decarbonisation, where it can make a transformative difference.”

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-276509).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1—	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 11, 2025	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman